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                                                                  EXHIBIT (e)(5)
                                     FORM OF

                            SHAREHOLDER SERVICES PLAN

    This Shareholder Services Plan (the "Plan") is adopted, by [Name of Fund], a [business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust") on behalf of its sub-trust] / [a corporation organized under the laws of the State of Maryland (the "Fund")], subject to the following terms and conditions:

    Section 1.  Annual Fee.

    (a) Service Fee for Class B shares. The [Trust/Fund] will pay to Smith Barney a service fee under the Plan at the annual rate of [ %] of the average daily net assets of the Fund attributable to the Class B shares sold and not redeemed (the "Class B Service Fee").

    (b) Payment of Fees. The Service Fees will be calculated daily and paid monthly by the [Trust/Fund] with respect to the foregoing class of the Fund's shares at the annual rates indicated above.

    Section 2.  Expenses Covered by the Plan.

    With respect to expenses incurred by the Class, its respective Service Fee may be used by Smith Barney for: (a) costs of printing and distributing the [Trust's/Fund's] prospectuses and, statements of additional information; and (b) payments made to, and expenses of, Smith Barney's financial consultants and other persons who provide support services to [Trust/Fund] shareholders in connection with the servicing of the [Trust's/Fund's] shares, including but not limited to, office space and equipment, telephone facilities, answering routine inquires regarding the [Trust/Fund] and its operation, processing shareholder transactions, forwarding and collecting proxy material, changing dividend payment elections and providing any other shareholder services not otherwise provided by the [Trust's/Fund's] transfer agent.

    Section 3.  Approval by Shareholders

         The Plan will not take effect, and no fees will be payable in accordance with Section 1 of the Plan, with respect to a Class until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of the Class. The Plan will be deemed to have been approved with respect to a Class so long as a majority of the outstanding voting securities of the Class votes for the approval of the Plan, notwithstanding that: (a) the Plan has not been approved by a majority of the outstanding voting securities of any other Class, or (b) the Plan has not been approved by a majority of the outstanding voting securities of the [Trust/Fund].

    Section 4.   Approval by [Trustees/Directors.]

    Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the Board of [Trustees/Directors] and (b) those [Trustees/Directors] who are not interested persons of the [Trust/Fund] and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified [Trustees/Directors]"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

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    Section 5.  Continuance of the Plan.

    The Plan will continue in effect with respect to the Class until [      ,
2001] and thereafter for successive twelve-month periods with respect to each Class;provided, however, that such continuance is specifically approved at least annually by the [Trustees/Directors] of the [Trust/Fund] and by a majority of the Qualified [Trustees/Directors].

    Section 6.  Termination.

    The Plan may be terminated at any time with respect to the Class by the [Trust/Fund] without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Class or (ii) by a majority vote of the Qualified [Trustees/Directors].

    Section 7.  Amendments.

    The Plan may not be amended with respect to any Class so as to increase materially the amounts of the fees described in Section 1 above, unless the amendment is approved by a vote of holders of at least a majority of the outstanding voting securities of the Class. No material amendment to the Plan may be made unless approved by the [Trust's/Fund's] Board of [Trustees/Directors] in the manner described in Section 4 above.

    Section 8.  Selection of Certain [Trustees/Directors].

    While the Plan is in effect, the selection and nomination of the [Trust's/Fund's] [Trustees/Directors] who are not interested persons of the [Trust/Fund] will be committed to the discretion of the [Trustees/Directors] then in office who are not interested persons of the [Trust/Fund].

    Section 9.  Written Reports

    In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the [Trust's/Fund's] Board of [Trustees/Directors] the Board, at least quarterly, written reports, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

    Section 10.  Preservation of Materials.

    The [Trust/Fund] will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 9 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

    Section 11.  Meanings of Certain Terms.

    As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the [Trust/Fund] under the 1940 Act, by the Securities and Exchange Commission.

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    Section 12.  Limitation of Liability.  (Massachusetts business trusts only)

         The obligations of the Trust under this Agreement shall not be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Trust, individually, but are binding only upon the assets and property of the Trust, as provided in the Master Trust Agreement. The execution of this Plan has been authorized by the Trustees and signed by an authorized officer of the Trust, acting as such, and neither such authorization by such Trustees nor such execution by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust as provided in its Master Trust Agreement.

     IN WITNESS WHEREOF, the Fund has executed the Plan as of January _____,
2001.

                                    [NAME OF TRUST/FUND]


                                    By: ____________________________________
                                       Heath B. McLendon
                                       Chairman of the Board